

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 17, 2006

Mr. Marcus C. Rowland
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

>   **Re:** **Chesapeake Energy Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2004**
>   **Filed March 9, 2005**
>   **File No. 1-13726**
>
>   **Supplemental response filed December 22, 2005**

Dear Mr. Rowland:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and supplemental response listed above and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Business, page 2

Proved Reserves, page 8

1.   We have reviewed your response to prior comments 1 and 2 of our letter dated December 8, 2005 and disagree with your position that your disclosures of PV10 and estimated future net revenue are not non-GAAP financial measures as defined by Item 10(e) of Regulation S-K. Item 10(e)(2)(i) identifies a non-GAAP financial measure as one that excludes amounts included in measures calculated

and presented in accordance with GAAP. PV10 and estimated future net revenue are directly comparable to the standardized measure, which is calculated and presented in accordance with GAAP, specifically under the provisions of SFAS 69. The reference to "or equivalent statements" in the rule includes the disclosures you have presented in accordance with SFAS 69 within your footnotes. In addition, we believe your disclosed measures of PV10 and estimated future net revenue are measures of financial performance and cash flows. After consultation with the Division of Corporation Finance's Chief Accountant's Office, we believe your disclosures require revision in order to be presented in accordance with Regulation S-K. In this regard, we reissue prior comments 1 and 2.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April M. Sifford
Branch Chief